SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*

Illinois Superconductor Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

452284102
(CUSIP Number)

     Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             (Page 1 of 7)

                                                                    SCHEDULE 13D
Page 7 of 7

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  19,900,979

8        SHARED VOTING POWER
                                        0

9.       SOLE DISPOSITIVE POWER
                  19,900,979

10.      SHARED DISPOSITIVE POWER
                                        0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,900,979

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.5%

14.      TYPE OF REPORTING PERSON*
                                       PN

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                                       WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                                        0

8.       SHARED VOTING POWER
                  19,900,974

9.       SOLE DISPOSITIVE POWER
                                        0

10.      SHARED DISPOSITIVE POWER
                  19,900,974

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
                                   19,900,974

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.5%

14.      TYPE OF REPORTING PERSON*
                                       PN

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                                       00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                                        0

8.       SHARED VOTING POWER
                  19,900,974

9.       SOLE DISPOSITIVE POWER
                                        0

10.      SHARED DISPOSITIVE POWER
                  19,900,974

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
                                   19,900,974

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.5%

14.      TYPE OF REPORTING PERSON*
                                       CO

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.001 par value (the "Common Stock") of Illinois Superconductor Corporation (the "Issuer") beneficially owned by Elliott Associates, L.P., Elliott International, L.P. (f/k/a Westgate International, L.P.) ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of January 17, 2001 and amends and supplements the Schedule 13D dated April 7, 1999, as amended on April 9, 1999, November 10, 1999, January 11, 2000, February 15, 2000, February 23,
2000, February 25, 2000, March 1, 2000 and November 9, 2000 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 4.  Purpose of Transaction.

         Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

         On January 10, 2001, Sam Perlman, an employee of an entity under common control with Elliott and Elliott International, resigned from the Issuer's Board of Directors. On January 16, 2001, Norbert Lou, another employee of an entity under common control with Elliott and Elliott International, was appointed to the Issuer's Board of Directors.

         Except as set forth herein and as previously disclosed on the Schedule 13D, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs
(a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Elliott beneficially owns an aggregate of 19,900,979 shares of Common Stock, constituting 18.5% of all of the outstanding shares of Common Stock. Elliott currently holds the following securities of the Issuer:

         Together, Elliott International and EICA beneficially own an aggregate of 19,900,974 shares of Common Stock, constituting 18.5% of all of the outstanding shares of Common Stock.

         Elliott,   Elliott   International  and  EICA's  aggregate   beneficial
ownership of Common Stock equals 39,801,953 shares, comprising 37.0% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) On December 29, 2000, Elliott converted an aggregate of $3,913,891 face amount of the Issuer's notes for 17,274,497 shares of Common Stock.

         On December 29, 2000, Elliott International converted an aggregate of $3,913,890 face amount of the Issuer's notes for 17,274,493 shares of Common Stock.

         No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by either Elliott or Elliott International during the past sixty
(60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

         (e)      Not applicable.

                                                                      SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: January 18, 2001

                  ELLIOTT ASSOCIATES, L.P.


                  By: /s/ Paul E. Singer
                      ------------------
                      Paul E. Singer
                      General Partner

                  ELLIOTT INTERNATIONAL, L.P.
                  By: Elliott International Capital Advisors, Inc.,
                                                             as Attorney-in-Fact


                      By: /s/ Paul E. Singer
                      Paul E. Singer
                      President

                  ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                  By: /s/ Paul E. Singer
                      ------------------
                      Paul E. Singer
                      President